Filed Pursuant To Rule 433

Registration No. 333-180974

January 10, 2013

Portfolio Construction in an Age of Uncertainty

In the 2013 ETF & Investment Outlook: Finding Opportunities in an Age of Uncertainty, the SPDR® ETF Strategy and Consulting Group articulated three possible market scenarios investors may be faced with in 2013. Each scenario examines how economic and political uncertainty may impact investor behavior and asset class performance, specifically regarding the US fiscal cliff and debt ceiling debate, the ongoing resolution of the European sovereign debt crisis and the probability of downside risks materializing in various global economies. In spite of these macro uncertainties, the inherent benefits of ETFs—ease of use, liquidity, transparency and diversification—potentially offer financial advisors and institutions the ability to efficiently maneuver in these investment environments. In fact, there are a variety of SPDR ETFs that can help you make tactical shifts in order to position portfolios for any of these scenarios: 1.Bear Market, 2.Bull Market, 3.Base-Case Market.

SCENARIO 1: BEAR MARKET

In the most bearish scenario, a renewed global recession may be driven by any of the known downside risks in the market: US politicians and policy makers failing to deliver meaningful solutions for long-term fiscal deficit reduction along with a resolution to avoid hitting the debt ceiling, a reacceleration of the European sovereign debt crisis, a harder than expected landing in China and increasing geopolitical tensions in the Middle East. Due to the interconnectedness of today’s financial markets, any one of these events materializing could have a cascading effect, triggering other systemic events. In such an environment, global financial markets will likely experience a flight to quality, where riskier assets are sold off heavily and safe-haven asset prices are bid up. In the fixed income space, short- term government bills and high-quality corporate securities would be preferred over riskier asset classes. In equities, defensive sectors of developed markets would be favored as well as income-yielding equities of companies with strong balance sheets and stable earnings.

SPDR BARCLAYS SHORT TERM TREASURY ETF [SST] AND SPDR BARCLAYS SHORT TERM CORPORATE BOND ETF [SCPB]

In a recessionary environment, investors will possibly reduce exposures to riskier assets and increase exposure to safer, higher-rated assets in order to preserve capital. Investors have traditionally sought refuge from volatile markets in highly-rated treasuries and credits of relatively stable countries, such as the US. In addition, risk averse investors could be unwilling to invest their capital in securities with longer than average maturities, opting instead for securities with shorter maturities. Investors willing to take on the credit risk inherent in corporate bonds will potentially prefer higher-rated, investment grade credits as they are sometimes considered to have a higher probability of covering debt service despite a deteriorating economic environment.

Adding SST to a portfolio may offer a number of potential benefits:

–	SST’s underlying index tracks the 1-5 year US Treasury bond market, which requires bonds to have at least $250 million par outstanding.

–	With an expense ratio of 12 bps,[1] SST seeks to offer cost effective exposure.

Adding SCPB to a portfolio may offer a number of potential benefits:

–	A competitive expense ratio relative to other short-term fixed income ETFs.[2]

–	SCPB seeks to offer precise exposure to domestic short-term debt covering the industrial, utility and financial sectors.

SPDR GOLD SHARES [GLD]

During periods of elevated uncertainty, gold has historically offered a return stream that is not strongly positively correlated with returns of other financial assets. Because the value of an investment in gold is not contingent on a promise from a country or a company to service an obligation, there are no default or credit risks, which typically accompany fixed income investments. Additionally, gold has had a negative correlation to US large cap equities during tail risk events, when equity markets have greater than two standard deviation price movements.3

Adding GLD to a portfolio may offer a number of potential benefits, including:

–	A return stream with a historically low correlation to returns of other asset classes coupled with relatively low historical volatility.[4]

–	Deeply liquid secondary market trading and an attractive expense ratio of 40bps.[5]

SPDR NUVEEN BARCLAYS BUILD AMERICA BOND ETF [BABS]

If the US economy slips into a recession, the federal government will possibly engage in expansionary fiscal policies to stimulate growth and employment. In the recent past, the federal government has extended financial assistance to states, which then assist municipalities, in order to avoid public-sector job losses. Build America Bonds, which are general obligation municipal bonds issued in 2009 and 2010, may offer investors attractive yields and relative safety amidst a recessionary environment. Yields on Build America Bonds may widen due to perceived stress on state and local fiscal budgets during a recession. These bonds also finance tangible capital projects such as schools, sewer and water projects, roads and energy infrastructure. Investors have a relative degree of safety because the debt service is backed by the full faith and taxing power of local and state governments, which may offer bond holders value if yields widen and the federal government once again extends assistance to states in the name of expansionary fiscal policy.

Adding BABS to a portfolio may offer a number of potential benefits, including:

–	Exposure to tax-advantaged bonds, where proceeds fund infrastructure projects.

–	Managed by industry-leading muni investment manager, Nuveen, at an attractive expense ratio of 35bps.[6]

SPDR S&P® INTERNATIONAL CONSUMER STAPLES SECTOR ETF [IPS] AND CONSUMER STAPLES SELECT SECTOR SPDR FUND [XLP]

In a recessionary market environment, international and US consumers may move away from discretionary purchases and instead relegate their spending to items considered “staples,” such as food, beverages and basic clothing. Firms that produce and sell consumer staple items will tend to have less volatility in revenue and profit streams, during a recession, relative to firms producing and selling consumer luxury and discretionary items.

Adding XLP to a portfolio may offer a number of potential benefits:

–	A focus on large capitalization stocks, which typically have lower risk than small caps.

–	The lowest standard deviation (12.25%) when compared to the other eight Select Sector Indexes, since January 1999.[7]

Adding IPS to a portfolio may offer a number of potential benefits:

–	Potential diversification beyond US sector positions.

–	Provides exposure to over 19 countries included in the S&P Developed Ex-U.S. BMI Consumer Staples Sector Index at a cost-effective expense ratio of 50bps.[8]

SCENARIO 2: BULL MARKET

In the most bullish scenario, the cloud of uncertainty will lift as politicians and policy makers around the globe find expedient resolutions to the myriad of issues currently impacting the global capital markets. In the US, an optimal policy solution will be found to address the nation’s current fiscal situation and overall debt levels. European politicians and monetary authorities will become more united in their efforts to balance fiscal budgets of at-risk countries while promoting maximum economic growth. In the emerging world, major economies, such as China, will report GDP and trade figures that surprise to the upside. In such an environment, investors will position their portfolios toward cyclical sectors of the equity market, and look for diversified exposure to emerging markets and commodity-producing equities. The increase in economic activity is likely to produce heighted inflation expectations due to the massive amounts of stimulative monetary policy deployed by global central banks in recent years. In response, central banks would adopt more hawkish policies to maintain price stability. In an environment where increases in interest rates are probable, fixed income investors may position their portfolios towards fixed income securities that are less sensitive to increasing rates.

SPDR S&P BRIC 40 ETF [BIK] AND SPDR S&P EMERGING MARKETS ETF [GMM]

As investors allocate away from lower-risk assets, they will potentially have an interest in reallocating to emerging market equities. Due to established trade linkages with the developed world, emerging market countries, and corporations in those countries, stand to benefit from an economic recovery in developed countries. Investors may choose to allocate only to the 40 largest corporations, as ranked by float-adjusted market capitalization, domiciled in the rapidly expanding countries of Brazil, Russia, India and China. Investors may also allocate to the broader S&P Emerging BMI benchmark, which provides exposure to a larger spectrum of equity market capitalizations across emerging market countries.

Adding BIK to a portfolio may offer a number of potential benefits, including:

–	The constituents of BIK must trade on developed market exchanges and pass through a threshold screen to ensure liquidity relative to the market.

–	Over the long term, the S&P BRIC 40 Index has delivered strong returns as compared to other popular emerging market indices.[9]

Adding GMM to a portfolio may offer a number of potential benefits, including:

–	GMM offers broad, diversified exposure to more than 20 emerging market economies.

–	Relative to other emerging market indexes, the S&P Emerging BMI Index’s exclusion of Korea results in a higher proportional index weight to the BRIC countries.

ENERGY SELECT SECTOR SPDR [XLE] AND SPDR S&P GLOBAL NATURAL RESOURCES [GNR]

In an environment of rapid growth, there will be a marked increase in demand for the resources used in economic production. Specifically, this includes resources such as oil, natural gas and other consumable fuels. Additionally, companies involved with the production of fertilizers and agricultural products, forest and paper products, and precious metals mining could potentially benefit investors by serving as a hedge against heightened inflation expectations. These companies may provide inflation hedging characteristics because their revenue streams are heavily exposed to the prices of the underlying commodities and natural resources, allowing their profit margins to generally keep pace with the rise in prices of commodities and natural resources. Companies that are involved with the production, exploration and extraction of such resources will be positioned to benefit from a return to economic growth.

Adding XLE to a portfolio may offer a number of potential benefits, including:

–	Precise exposure to large cap companies in the oil, gas and consumable fuel industries at an attractive expense ratio of 18bps.10

–	XLE has consistently been among the largest ETFs providing exposure to the US Energy sector, in terms of flow and market liquidity.[11]

Adding GNR to a portfolio may offer a number of potential benefits, including:

–	Exposure to 90 of the largest US and foreign companies in the agriculture, energy and metals and mining industries at an attractive expense ratio of 40bps.[12]

–	Strong positive, historical correlations to major types of commodities, such as corn, crude oil and copper.[13]

SPDR BARCLAYS INVESTMENT GRADE FLOATING RATE ETF [FLRN]

Inflation expectations will likely increase with increased economic growth due to the massive amount of monetary stimulus recently employed by global central banks. There will potentially be an about-face by central banks, as they will need to increase interest rates to rein in inflation expectations and maintain price stability. Due to the inverse relationship between prices of fixed income securities and discount rates, as rates increase, bond prices will likely fall. However, prices will remain relatively stable in fixed income securities with embedded features that allow them to adjust their discount rates as broader interest rate levels change. Investors may benefit by maintaining exposures to such investments during an environment of rising interest rates.

Adding FLRN to a portfolio may offer a number of potential benefits, including:

–	Constituent securities have remaining maturities of less than five years with at least $300 million of outstanding face value.[14]

–	Offered at an attractive expense ratio of 15bps.[15]

SPDR BARCLAYS HIGH YIELD BOND ETF [JNK]

As investors become more confident in the economic recovery, and global capital markets enter a risk-on environment, investors may begin to earnestly allocate capital into riskier investments.

Specifically, the vast amounts of capital investors have allocated to safe-haven assets, such as sovereign debt, may be reallocated to fixed income investments with higher yields. Moreover, investors may have more of an appetite to increase exposure to credit risk, which is an inherent risk in all corporate credits, especially in non-investment grade credit. The significant rotation of capital out of safe-haven fixed income investments and into riskier, high-yield fixed income investments will drive spread compression and price appreciation for investors prepared to take on greater credit risk.

Adding JNK to a portfolio may offer a number of potential benefits, including:

–	Exposure to the liquid US high yield bond market at the lowest available cost of 40bps.[16]

–	Precise exposure to US high yield credits with average maturities of approximately seven years and an average option adjusted spread of approximately 460bps.[17]

SCENARIO 3: BASE-CASE MARKET

In the base-case scenario, the milieu of uncertainty in the financial markets experienced during 2012 will continue into 2013, but may decrease as the year progresses. Global economic growth will accelerate modestly, with developing economies making a larger contribution relative to developed economies even as global central banks remain dovish. In the US, there will be uncertainty regarding whether or not politicians are able to avoid the economically damaging effects of government spending reductions via sequestration, which stem from the contentious fiscal cliff debates of 2011. Automatic spending cuts, especially to programs like National Defense, Medicare and Social Security, could significantly damage US consumer confidence, potentially lowering consumer spending and causing another US recession. The uncertainty regarding the continued success of ECB’s OMT program will reduce confidence and likely prolong economic stagnation. Additionally, it remains uncertain if the recent leadership transitions in China and Japan will be able to produce significantly increased growth in those economies. Nonetheless, it is worth noting that these uncertainties were present during 2012 and price levels were higher for a diverse set of assets.

In spite of the aforementioned uncertainties, this experience may provide encouragement during 2013 for investors allocating to riskier assets. In such an environment, equity investors may prefer to maintain exposure to diverse, stable companies with strong dividend payouts. Fixed income investors may prefer securities with relatively shorter durations due to considerable uncertainty about moves in interest rates over the next several years. Investor uncertainty could also favor assets like gold, which has historically served as a safe-haven asset during times of stress.

SPDR S&P DIVIDEND ETF [SDY],

SPDR S&P INTERNATIONAL DIVIDEND ETF [DWX] AND SPDR S&P EMERGING MARKETS DIVIDEND ETF [EDIV]

Investors will continue searching for investment opportunities that offer exposure to higher yields and attractive growth prospects. Domestically, investors may look to access the highest dividend yielding components of the S&P Composite 1500 Index that have consistently increased dividends every year for at least 20 consecutive years. For international exposure, opportunities exist for investors to gain exposure to a diverse portfolio of the top 100 global ex US dividend-yielding stocks, with 15% exposure to emerging markets, or to a similarly constructed portfolio built exclusively with the top 100 dividend-yielding emerging market stocks. The stocks of these portfolios have proven growth characteristics such as consistent positive earnings and strong historical growth trends of those earnings.18

Adding SDY to a portfolio may offer a number of potential benefits:

–	Reliable dividends that have provided approximately one third of total equity market returns since 1936 with a significant compounding effect.[19]

–	A combination of downside protection with the upside potential afforded by dividends.

Adding DWX to a portfolio may offer a number of potential benefits:

–	Diversification across many market segments achieved by employing caps at the country, sector and security level.

–	A low expense ratio of 45 bps[20], the lowest among the major international dividend ETFs.[21]

Adding EDIV to a portfolio may offer a number of potential benefits:

–	While emerging markets carry greater risk, they also potentially offer the income of high dividend-paying stocks combined with the growth potential of emerging markets.

–	A low expense ratio of 59 bps[22], among the lowest of any ETF with targeted exposure to emerging market dividends.[23]

SPDR SSGA MULTI-ASSET REAL RETURN ETF [RLY]

As corporations invest in new capital projects and hire workers, the demand for raw materials and commodity inputs would increase. Increases in consumer confidence and lower unemployment rates will allow consumers to increase spending and investment. This increase in corporate and consumer spending could potentially ratchet up inflationary expectations.

In such an environment, investors must consider the extent of monetary stimulus employed by central banks during recent years, as the current money supply of major economies is at historically high levels. As economic activity slowly accelerates, inflationary pressures naturally follow. Real assets, such as commodities, natural resources, inflation-protected bonds and real estate, are typically drivers of inflation; and having exposure to real assets can serve as an inflation hedge in a diversified portfolio.

Adding RLY to a portfolio may offer a number of potential benefits, including:

–

RLY seeks to achieve real return consisting of capital appreciation and current income. The fund, which combines inflation-hedging assets along with tactical ETF management, is designed to potentially insulate portfolios from a rising inflationary environment and improve the portfolio diversification in any market environment.

–

The expense ratio of RLY is only 70 bps24, which includes the acquired fund fees, master fees, and all operating expenses of the master and feeder funds. This means that the fees of the underlying funds are accounted for as a part of the expense ratio and are not double counted.

SPDR BARCLAYS SHORT TERM HIGH YIELD BOND [SJNK]

Historically, when fixed income investors are uncertain about the future they will demand a higher return on their investments as compensation for taking on higher risk, which would ultimately mean lower bond prices. In such an environment of investor uncertainty, investors seeking higher yields may benefit by positioning their fixed income allocations toward portfolios with lower levels of interest rate risk. Additionally, high-yield bonds offer higher income relative to comparable investment grade bonds, as these bonds need to compensate investors for taking on higher credit risk.

Adding SJNK to a portfolio may offer a number of potential benefits, including:

–	Precise exposure to US non-investment grade bonds with remaining maturities of less than five years and at least $350 million in face value outstanding.

–	Attractive expense ratio of 40bps.[25]

SPDR SSGA INCOME ALLOCATION ETF [INKM]

The flow of economic and market data during the coming months is expected to fluctuate widely between positive and negative. This is primarily due to the European sovereign debt crisis, sluggish growth in post-tsunami Japan, slow growth and fiscal deficit debates in the US and the downstream impacts the aforementioned issues would have on emerging economies. Global central banks have employed an extraordinary amount of expansionary monetary policy to offset these headwinds to growth, which could translate into higher inflation expectations as global economies slowly recover. Investors focused on inflation-adjusted total returns may potentially benefit from a globally diversified, tactical asset allocation portfolio which is tilted towards the income and yield components of total return. Assets in such a portfolio include dividend-paying US and international equities, investment grade and high yield bonds, inflation protected securities, hybrid securities and REITs.

Adding INKM to a portfolio may offer a number of potential benefits, including:

–	INKM strives to improve total return and overall yield by maneuvering tactically between income-producing asset classes and focusing on investments in income and yield-generating assets.

–

The expense ratio of INKM is only 70 bps[26], which includes the acquired fund fees, master fees, and all operating expenses of the master and feeder funds. This means that the fees of the underlying funds are accounted for as a part of the expense ratio and are not double counted.

ETF RESOURCES AT STATE STREET GLOBAL ADVISORS

ABOUT SPDR® ETFS & SPDRS.COM

SPDR ETFs are a comprehensive fund family of over 100 international and domestic ETFs. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® – Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

SPDRS.COM

For rich ETF content, tools and comprehensive information on our ETFs, visit us at www.spdrs.com. While you’re there, don’t forget to check out our portfolio tools:

–	PORTFOLIO ANALYZER—a web-based portfolio analysis and proposal tool for quick portfolio evaluation and assessment.

–

PORTFOLIO CONSTRUCTOR—a comprehensive web-based portfolio design and proposal tool that enables you to model, analyze and construct portfolios utilizing a variety of investment products and investor profiles.

–	CORRELATION TRACKER—allows you to run correlations among ETFs, mutual funds, individual stocks and even portfolios using total returns.

–	ETF SCREENER—a comprehensive search and filter system covering all US listed exchange traded products.

SALES AND MARKETING

For more information about our ETFs or how to invest, please call 866.787.2257.

SPDR ETF STRATEGY & CONSULTING

The SPDR ETF Strategy & Consulting Group leverages SSgA’s global investment expertise to develop world class content and implement investment themes and product ideas while also providing investment professionals with the industry leading insights, tools and overall support services they require in the ever-changing global investment landscape. To contact SPDR ETF Strategy & Consulting, email SPDRStrategy&Consulting@ssga.com.

SPDR CAPITAL MARKETS GROUP

The globally integrated SPDR Capital Markets Group delivers investment management expertise, detailed product analysis, and ETF trade implementation to investors, with the goal of educating clients on the structure and application of SPDR ETFs. Leveraging SSgA’s global investment presence, the Group provides industry insight, thematic market trends, and world class support to institutional investment management firms and primary and secondary market participants. To contact SPDR Global Capital Markets Group, email ETF_Global_Capital_Markets@SSGA.com.

BLOOMBERG PAGE

Enter SPDR to find us on Bloomberg.

SPDR UNIVERSITY (WWW.SPDRU.COM)

Brought to you by State Street’s family of SPDR ETFs, SPDR University (SPDR U) is an online education source built exclusively for investment professionals to meet the growing demand for quick access to high-quality educational content. With tools and information you can put into practice, SPDR U offers a variety of topics, including: ETF education; portfolio strategies; up-to-date market analysis; actionable investment ideas; and best practices for managing your business. Learn more and go to www.spdru.com today.

[1] www.spdrs.com

[2] Bloomberg, L.P., as of September 30, 2012. SCPB expense ratio of 0.1245% lower than expense ratios of 0.14% for Vanguard Short-Term Corporate Bond [VCSH] and 0.20% for iShares Barclays 1-3 Year Credit Bond [CSJ].

[3] World Gold Council, www.gold.org.

[4] World Gold Council, www.gold.org.

[5] www.spdrs.com

[6] www.spdrs.com

[7] Zephyr StyleADVISOR, SSgA, as of September 30, 2012.

[8] www.spdrs.com

[9] Zephyr StyleADVISOR, SSgA, as of September 30, 2012

[10]       www.spdrs.com

[11]       Bloomberg, L.P., as of September 30, 2012.

[12] www.spdrs.com

[13] FactSet, September 30, 2010 through September 30, 2012. Correlations calculated using monthly price returns of S&P GSCI Crude Oil Index, S&P GSCI Corn Index and S&P GSCI Copper Index.

[14] www.spdrs.com

[15] www.spdrs.com

[16] www.spdrs.com

[17] Barclays, as of 12/26/2012.

[18]        For more information on index construction methodology, visit www.spdrs.com.

[19]       Standard & Poor’s, as of September 30, 2012.

[20] www.spdrs.com

[21] Bloomberg L.P., as of December 31, 2012.

[21] www.spdrs.com

[22] www.spdrs.com

[23] Bloomberg L.P., as of December 31, 2012.

[24] www.spdrs.com

[25] www.spdrs.com

[26] www.spdrs.com

STATE STREET GLOBAL ADVISORS

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.787.2257

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; and inflation risk.

Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.

The views expressed in this material are the views of the SSgA Global ETF Group through the period ended January 8, 2013 and are subject to change based on market and other conditions. The information provided does not constitute investment advice and it should not be relied on as such. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. Past performance is not a guarantee of future results.

Foreign investments involve greater risk than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.

Risk associated with equity investing include stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions.

Investing in high yield fixed income securities, otherwise known as junk bonds is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.

Diversification does not ensure a profit or guarantee against loss.

Investing in commodities entail significant risk and is not appropriate for all investors. Commodities investing entail significant risk as commodity prices can be extremely volatile due to wide range of factors. A few such factors include overall market movements, real or perceived inflationary trends, commodity index volatility, international, economic and political changes, change in interest and currency exchange rates.

Because of their narrow focus, Select Sector SPDR Funds and sector investing tends to be more volatile than investments that diversify across many sectors and companies.

The Fund invests by sampling the Index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics which may cause the fund to experience tracking errors relative to performance of the Index.

The municipal market is volatile and can be significantly affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities. Interest rate increases can cause the price of a debt security to decrease. Credit risk is heightened for high yield or below investment grade municipal bonds. A portion of the dividends you receive may be subject to federal, state, or local income tax or may be subject to the federal alternative minimum tax. Capital gains may be subject to federal income and other taxes. Municipal Variable Rate Debt Obligation (VRDO) holders rely on the right to put the VRSO on short notice to a designated bank or other financial institution, but that put right is typically conditioned on the continued creditworthiness of the underlying municipal issuer. Therefore, if either the underlying municipal issuer suffers significant credit deterioration, or multiple banks simultaneously suffer severe credit deterioration or bankruptcy, VRDOs may become very difficult to liquidate at par and may therefore lose value.

As with all investments, there are certain risks of investing in the ETFs, and you could lose money on an investment in the ETFs. Because the ETFs invest substantially all of their assets in underlying funds, they are subject to substantially the same risks as those associated with the direct ownership of the securities in which those underlying funds invest. These risks include risks to certain types of securities or investment instruments (e.g., equities, fixed income, convertible and preferred securities, high yield securities, U.S. government securities, mortgage-related securities or commodities), certain regions (e.g., developed or emerging market foreign countries) and certain sectors or industries (e.g., agriculture, energy, metals and mining or real estate). The risks specific to an investment in a SPDR SSgA Active Asset Allocation ETF depend on which underlying funds that ETF’s assets are invest in and how the ETF’s assets are allocated among the underlying funds.

Because the SPDR SSgA Active Asset Allocation ETFs are actively managed, they are therefore subject to the risk that the investments selected by SSgA may cause the ETFs to underperform relative to their benchmarks or other funds with similar investment objectives.

Investing in REITs involves certain distinct risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of credit extended. REITs are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs, especially mortgage REITs, are also subject to interest rate risk (i.e., as interest rates rise, the value of the REIT may decline).

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

There is no guarantee that the stocks in the portfolio will continue to declare dividends and if they do, that they will remain at current levels or increase over time.

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www. spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “it is likely” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the shares), GLD’s operations, World Gold Trust Services, LLC’s (the “Sponsor”) plans and references to the GLD’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor or State Street Global Markets, LLC (the “Marketing Agent”) made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, the factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or the Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, the Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, the Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or the Marketing Agent’s expectation or projections.

Barclays is a trademark of Barclays, the investment banking division of Barclays Bank PLC (“Barclays”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays ETFs. The products are not sponsored by, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of investing in them.

State Street Global Advisors and SSgA are registered trademarks of State Street Corporation.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P 500®, SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts, and Select Sector SPDRs. ALPS Distributors, Inc. is not affiliated with State Street Global Markets, LLC.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.

© 2013 State Street Corporation. All Rights Reserved.	ID2028-IBG-7637	Exp. Date: 1/31/2014	IBG.EDU.PCAU.0113	SSL000395

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.